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                             April 30, 2024

       Jilliene Helman
       Chief Executive Officer
       RealtyMogul Apartment Growth REIT, Inc.
       10573 W. Pico Blvd, PMB #603
       Los Angeles, CA 90064

                                                        Re: RealtyMogul
Apartment Growth REIT, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 9, 2024
                                                            File No. 024-12375

       Dear Jilliene Helman:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

       Form 1-A/A filed April 9, 2024

       Plan of Distribution, page 146

   1. We note your response to prior comment 5. We are still considering your disclosure regarding the automatic
investment program.
       General

   2. Please revise to update the financial statements by reference to Part F/S (b)(3)(A) of Form
                                                        1-A.
 Jilliene Helman
FirstName   LastNameJilliene Helman
RealtyMogul   Apartment Growth  REIT, Inc.
Comapany
April       NameRealtyMogul Apartment Growth REIT, Inc.
       30, 2024
April 230, 2024 Page 2
Page
FirstName LastName
       Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Lauren Prevost